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                                                                   EXHIBIT 99.3

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

OPERATING RESULTS

Consolidated net sales were $1,608 million in 1993, a $55 million or 4% increase over 1992, and a $92 million or 6% increase over 1991. Within the Industrial segment, sales increased by $19 million or 2% over both 1992 and 1991 sales of $1,153 million. Significant sales increases of mechanical power transmission and motion control products, coupled with a modest increase in electrical equipment sales, more than offset a relatively sharp decline in transformer sales. The sales increases for mechanical power transmission products followed the general economic recovery. The increased sales of motion control products were driven by new products and the penetration of new markets. Within the electrical equipment business, all product lines showed year-over-year improvement with the exception of engineered drive systems, where demand was soft, both domestically and in Europe. Transformer sales were down from historically high levels in 1992 and 1991.

In 1992, Industrial segment net sales of $1,153 million duplicated the 1991 results. Increased sales of mechanical power transmission products and transformers, along with the inclusion of a full year's sales for a motion control business acquired in 1991, combined to offset the reduction in electrical equipment sales. The decline in electrical equipment sales included most areas of the business and was attributable to general economic uncertainty.

Telecommunications segment net sales increased to $439 million in 1993, a $37 million or 9% improvement over 1992, and a $74 million increase over 1991. Sales increases in 1993 were driven by greater demand for newer product offerings and to a lesser degree by modest gains in the more traditional products. The sales increase from 1991 to 1992 was attributable to new product development and commercialization efforts to position products with targeted customers.

Reliance's consolidated gross profit margin declined to 23.9% in 1993 from
25.6% in 1992 and 26.8% in 1991. In the Industrial segment, the gross   profit
margin in 1993 was 23.6%, versus 25.4% in 1992 and 27.4% in 1991. The margin erosion primarily was concentrated within the engineered drive systems unit, where cost/price/mix pressures have been particularly acute. To a lesser degree, lower volume and a changing product mix in transformers contributed to the lower margin, along with increased plant spending across the entire electrical equipment business. Comparing 1992 with 1991 shows lower volume across most of the electrical equipment business, and lower margins on engineered drive systems and in the industrial motor portion of the electrical equipment business. This, combined with the full year's inclusion of the business acquired in 1991, which has historically lower margins, more than offset margin increases in mechanical power transmission products and transformers.

In the Telecommunications segment, the 1993 gross profit margin of 25.3% declined compared to 1992's 26.2%, but increased slightly relative to 1991's 25.2%. Margins have been reduced to increase market share for new products and to establish longer-term relationships with existing customers. Some manufacturing inefficiencies also contributed to the lower margins. The margin increase from 1991 to 1992 was primarily due to manufacturing cost improvements.

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Consolidated selling, general, and administrative ("SG&A") expenses increased
$9 million in 1993 over 1992 but remained at a constant 16.9% of sales. In the Industrial segment, 1993 SG&A expenses were essentially flat compared to 1992, which, in turn, were up primarily due to the business acquired in 1991. In the Telecommunications segment, SG&A spending increased by approximately $11 million over 1992. These increases were largely for research and development spending to identify and bring to market new technologies, and for additional sales and marketing expenses to increase penetration into selected markets, including the emerging broadband multi-media markets. Telecommunications segment SG&A spending increased about $4 million in 1992 over 1991, as a result of additional marketing efforts to support both new customers and new products and, secondarily, for additional engineering expenses.

The Company incurred $16 million of restructure charges in 1993. Approximately $11 million of these restructure charges were recorded by the Electrical
Group of the Industrial segment for workforce reductions, consolidation of manufacturing capacity and international structure changes. In the Telecommunications segment, restructure charges were approximately $5 million, largely for the consolidation of redundant manufacturing capacity. These actions are aligning the Company's manpower, manufacturing capacity, and structure with current and expected market conditions, and will improve productivity, capacity, and administrative efficiency. Restructure charges of $1 million in 1992 and $1 million in 1991 related to the movement of certain product lines and administrative functions to different facilities.

Interest expense decreased substantially in both 1993 and 1992, primarily due to the Company's recapitalization in the second quarter of 1992. This recapitalization eliminated the Company's high cost subordinated debt using proceeds from an initial public offering of Class A Common Stock and Term Loan and Revolving Credit Facilities. The 1993 refinancing provided greater financial flexibility.

Worldwide effective income tax rates were 50.8%, 45.3% and 46.9% in 1993, 1992, and 1991, respectively, versus the 35% statutory rate in 1993 and the 34% statutory rate in 1992 and 1991. The effective tax rates were higher than the statutory rate primarily due to permanent differences between book and taxable income and the effects of state, local, and non-U.S. income taxes. The permanent differences result from charges which are not deductible for income tax purposes, primarily goodwill. Due to the fixed amount of permanent differences between book and taxable income, lower earnings before taxes result in a relatively higher effective tax rate.

The Company recognized extraordinary charges, net of tax benefits, of $7 million in 1993 and $22 million in 1992. The 1993 extraordinary charge resulted from the Company's refinancing, and includes accelerated amortization of issuance fees and interest rate swap costs related to the


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termination of the Term Loan Facility. The 1992 extraordinary charges were generated by the recapitalization of the Company and prepayments on the Term Loan Facility, and include premiums paid on the redeemed subordinated debentures, accelerated amortization of debt issuance costs, interest, and administrative fees.

LIQUIDITY AND CAPITAL RESOURCES

Cash Provided From Operations - Cash provided from operations was $90 million in 1993 versus $108 million in 1992 and $172 million in 1991. In 1993, accounts receivable balances and inventories increased due to higher sales and slower asset turnover. In 1992, the decrease was primarily due to the completion of the accretion on the 14% Discount Subordinated Debentures and changes in accounts receivable and inventory balances. Accounts receivable balances increased due to higher sales and a slight increase in collection periods. Although inventory turnover improved in 1992, the Company generated relatively less cash from inventory compared to 1991.

Financing Activities - After registering $200 million of debt securities under a shelf registration statement, the Company issued $150 million principal amount ten-year 6.8% notes in 1993. Net proceeds of approximately $149 million were applied to reduce the Term Loan Facility.

In April 1993, the Company and a bank syndicate entered into a five-year Competitive Advance and Revolving Credit Facility (the "New Credit Facility") whereby the Company may borrow an aggregate of up to $350 million. The Company initially borrowed $209 million under the New Credit Facility, applying these proceeds to the remaining Term Loan and Revolving Credit Facilities' balances. The Term Loan and Revolving Credit Facilities were established in 1992 and have been terminated. The maximum borrowing under the New Credit Facility at any time during 1993 was $217 million. The Company had $122 million outstanding at 3.45%, and $228 million available under the New Credit Facility at December 31, 1993.

In 1993, the Company also established money market lines of credit, an unsecured, uncommitted form of financing. The money market lines of credit and the New Credit Facility are used interchangeably based on the Company's cash requirements and available terms. These lines of credit totalled $205 million at December 31, 1993, and the maximum borrowing during the year under these lines was $118 million. At year-end 1993, $70 million was outstanding at a rate of 3.44%.

In addition, during 1993 the Company entered into letter of credit facilities totalling $38 million. At December 31, 1993, the Company had $28 million of outstanding letters of credit supported by these facilities and $1 million under a previously existing letter of credit facility.

During 1992, the Company completed an initial public offering of Class A Common Stock and replaced its Senior Debt with a $600 million credit facility, comprised of $440 million available under a Term Loan Facility and $160 million available under a Revolving Credit Facility. Proceeds from the sale of Class A Common Stock together with borrowings under the Term Loan Facility were used during the remainder of 1992 to redeem the 14.25% Junior Subordinated Debentures, the 11.75% Senior Subordinated Debentures, the 14% Discount Subordinated Debentures, the $1.40 Junior Preferred Stock and the $1.50 Junior Exchangeable Preferred Stock and to pay outstanding borrowings under previous bank financing facilities and fees related to these transactions.





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During the year ended December 31, 1993 the Company realized $11 million of tax benefits related to stock option exercises. Of the $11 million tax benefit, $9 million was attributable to 1992 stock option exercises and the remaining $2 million was attributable to 1993 stock option exercises.

The Company reduced to 7.5% the discount rate used to determine its obligations for pensions and postretirement benefits other than pensions, to reflect prevailing long-term market interest rates at December 31, 1993. This discount rate change increased these obligations by approximately $51 million in total, which will be amortized beginning in 1994.

Capital Expenditures - Capital expenditures in 1993 were $68 million versus
$49 million in 1992 and $35 million in 1991. The additional capital expenditures have increased capacity at selected mechanical power transmission plants, expanded manufacturing capabilities through improved flexibility and speed, and updated process technology. The funds for these expenditures were provided by operating cash generation. The Company expects to modestly increase the level of capital expenditures over the next few years to broaden manufacturing improvement programs and implement new technologies.

Management believes that cash provided from operations and funds available from the New Credit Facility and the money market lines of credit will be sufficient to fund capital expenditures and operating requirements for the foreseeable future.

Other Investing Activities - During 1991, the Company expended $22 million for business acquisitions. Funds for these acquisitions were provided by bank financing and existing cash balances.

ENVIRONMENTAL MATTERS

The Company has been designated as a potentially responsible party relating to a non-operating subsidiary. The Company has also been named as a potentially responsible party at several CERCLA sites. As explained in Note 14, management believes that these contingent liabilities will not have a material adverse effect on the Company's financial position, results of operations or cash flows, as the Company has an indemnity agreement covering substantially all claims arising from the non-operating subsidiary.

EFFECTS OF CHANGES IN ACCOUNTING STANDARDS

Postretirement Benefits - The Company adopted Statement of Financial Accounting Standards No. 106 - "Employers' Accounting for Postretirement Benefits Other Than Pensions" ("SFAS 106") for its U.S. postretirement benefit plans effective as of January 1, 1993. SFAS 106 requires the accrual method of accounting for postretirement benefits. Postretirement benefits, which are unfunded, consist principally of health care and life insurance benefits for certain eligible employees. The impact of adopting SFAS 106 is approximately $3 million of transition obligation which is being amortized over 20 years. At December 31, 1993 the Company had $127 million accrued for postretirement benefits.



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The Company is reviewing the impact of non-U.S. postretirement benefit plans;
SFAS 106 requires that such costs be accrued no later than 1995.

Income Taxes - Effective January 1, 1993, the Company also adopted Statement of Financial Accounting Standards No. 109 - "Accounting for Income Taxes" ("SFAS 109"). The adoption of SFAS 109 changes the Company's method of accounting for income taxes from the deferred method to an asset and liability method. The asset and liability method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities. The effects on financial position of adopting SFAS 109 retroactively were the recording of additional goodwill, deferred tax liabilities (principally relating to inventories), and the gross-up of certain assets and liabilities which heretofore had been reflected net of tax; the impact on stockholders' equity was not material.

Financial information for years prior to 1993 has been restated to reflect retroactive adoption of SFAS 109 back to the Company's formation on December 30, 1986.

Postemployment Benefits - Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits" ("SFAS 112") was issued in November 1992. SFAS 112 requires accrual accounting for benefits such as severance, disability, health insurance and training, offered to inactive employees after employment but before retirement. The Company will adopt SFAS 112 in 1994. Preliminary analysis indicates that adoption of SFAS 112 will not have a material effect on the Company's financial position, results of operations or cash flows.

EFFECTS OF INFLATION

Inflation has not had a significant effect on the results of operations or the value of the Company's assets and liabilities because the general rate of inflation has been relatively low since the December 1986 formation of the Company and related purchase price allocation. Also, the Company uses the LIFO inventory valuation method which normally matches current costs against current revenues.

OUTLOOK FOR 1994

As we enter 1994, business activity, as measured by many economists, appears to be improving and conditions seem favorable for a continuation of the moderately-paced economic upturn. There is, however, some uncertainty in the degree and timing of a pick-up in our later cycle businesses and in the rate of change in capital spending by the Company's electric utility customers.

The Company has aggressively addressed the cost and profit issues related to underperforming business units. Our restructure actions in 1993, coupled with ongoing cost reduction efforts in all areas of the Company, will improve our operating efficiency and profits as we move forward in 1994. While it will not be a quick fix, with the level and mix of backlog in our electric transformer and large engineered drive systems businesses impacting the first half of 1994, the Company continues to improve productivity and leverage our increasing sales for improved profits.




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In the Telecommunications segment, the Company has accelerated research and development programs to continue to strengthen our offerings in the rapidly evolving broadband multi-media markets. This spending, coupled with our strong local loop presence and announced alliances, better positions the Company within these markets.



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